Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated April 30, 2026

LEVERAGED MARKET-LINKED STEP UP NOTES

Leveraged Market-Linked Step Up Notes Linked to an International Equity Index Basket
Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An international equity index basket (the “Basket”) composed of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE China 50 Index will be given an initial weight of 5.00%.
Payout Profile at Maturity

• If the Basket is flat or increases, the greater of (a) a return of 15% and (b) a leveraged return equal to [101% to 121%] of the percentage increase in the Basket

• 1-to-1 downside exposure to decreases in the Basket, with 100% of your principal at risk

Step Up Payment	$1.50 per unit, which represents a return of 15% over the principal amount
Threshold Value	100% of the Starting Value
Participation Rate	[101% to 121%], to be determined on the pricing date
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326006504/dp245762_424b2-8790baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•	Changes in the level of one Basket Component may be offset by changes in the levels of the other Basket Components.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	A trading market is not expected to develop for the notes.

•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.

•	The relevant index sponsor may adjust a Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Basket Components, except to the extent that the common stock of Barclays PLC is included in the FTSE® 100 Index, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components.

•	The U.S. federal income tax consequences of an investment in the notes are uncertain.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.000	-100.00%
-50.00%	$5.000	-50.00%
-40.00%	$6.000	-40.00%
-30.00%	$7.000	-30.00%
-20.00%	$8.000	-20.00%
-10.00%	$9.000	-10.00%
-5.00%	$9.500	-5.00%
-3.00%	$9.700	-3.00%
0.00%(1)	$11.500(2)	15.00%
2.00%	$11.500	15.00%
3.00%	$11.500	15.00%
5.00%	$11.500	15.00%
10.00%	$11.500	15.00%
13.52%	$11.501	15.01%
15.00%	$11.665	16.65%
20.00%	$12.220	22.20%
30.00%	$13.330	33.30%
50.00%	$15.550	55.50%
100.00%	$21.100	111.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $1.50.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.